Filed by Central Pacific Financial Corp.

Pursuant to Rule 425 of the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14d-2 and Rule 14a-12

under the Securities Exchange Act

of 1934, as amended

Subject Company:  CB Bancshares, Inc.

Commission File No. 0-12396

The following is a press release issued by Central Pacific Financial Corp. on April 28, 2003.

Investor Contacts
Neal Kanda	Larry Dennedy
VP & Chief Financial Officer	MacKenzie Partners
(808) 544-0622	(212) 929-5239
nkanda@cpbi.com	ldennedy@mackenziepartners.com

Local Media Contacts
Ann Takiguchi	Neal Yokota
PR/Communications Officer	Stryker Weiner & Yokota
(808) 544-0685	(808) 523-8802 ext. 13
(808) 223-4434 (cell)	nyokota@strykerweiner.com
atakiguchi@cpbi.com

Financial Media Contact
Ian Campbell/Peter Mladina
Abernathy MacGregor Group
(213) 630-6550
idc@abmac.com/dch@abmac.com

NEWS RELEASE

Central Pacific Financial Corp. Requests Special

CB Shareholder Meeting Under Hawaii Law

CPF Files Registration Statement with SEC and Bank Regulatory Applications

                Honolulu, Hawaii–April 28, 2003–Central Pacific Financial Corp. (NYSE: CPF), parent of Central Pacific Bank, today announced it has delivered to CB Bancshares, Inc.

(Nasdaq:CBBI) a letter and information statement requesting that CB Bancshares call a special meeting of its shareholders under Hawaii’s Control Share Acquisitions Statute. The purpose of the meeting is to seek shareholder approval for CPF’s acquisition of at least a majority of CB’s outstanding common stock.

                On March 17th CPF presented CB senior management with a formal proposal to merge with CB whereby CB Bancshares shareholders would receive $21 in cash and 1.8956 shares of CPF comon stock for each share of CB common stock. Based on the closing price of CPF's common stock on April 25, CPF's offer is valued at approximately $288 million or $68.39 per share of CB common stock, on a fully diluted basis. This represents a premium of 50.3 percent to the value of CB shares on April 15, the day before this offer was disclosed publicly. CPF made its offer public on April 16 after five attempts in four weeks to initiate meaningful, friendly discussions with CB.

                CB is required by Hawaii’s Control Share Acquisitions Statute to hold the special meeting. Within five calendar days of today’s request, or May 3, 2003, CB is required to set a date for the special meeting, which must be held within 55 calendar days of the request, or by June 22, 2003.  If at least a majority of CB’s outstanding shares, excluding the 88,741 shares owned by CPF, approve, CB shareholders may sell their shares to CPF, subject to fulfillment of other conditions.

                “We continue to be fully prepared to immediately commence meaningful, friendly discussions with CB to create a stronger local bank that benefits customers, employees, shareholders and Hawaii alike–the discussions we have sought since March 17,” said Clint Arnoldus, Chairman, President and  Chief Executive Officer of CPF.

                “Unfortunately, CB has been unwilling to discuss this offer with us in a meaningful way. The shareholders of our two companies cannot be asked to wait indefinitely for the CB board of directors to make a decision,” Arnoldus said.

                “The CB shareholders have a right to vote on this offer and deserve a forum to express their views.  The steps we take today will give CB shareholders the opportunity to meet and vote on whether CPF’s acquisition of CB shares should proceed. We urge CB’s Board to schedule this special meeting as soon as practicable within the time period specified by law to avoid under delay,” added Arnoldus.

                “We take these steps because we are firmly committed to making the combination of our two banks a reality.  The timely conclusion of this transaction is important, not only to shareholders, but to customers and the many communities we serve–and hope to serve–in Hawaii.  They too should not be asked to wait indefinitely to receive the benefits of combining these two banks,” Arnoldus concluded.

                CPF today also filed a registration statement with the Securities and Exchange Commission to begin the process of registering shares it would issue in connection with a proposed exchange offer–a first step in its plan to acquire CB. The filing of these materials does not formally commence the exchange offer.  When the offer is formally launched, CB shareholders will receive a prospectus, related exchange offer materials, and instructions on how they may exchange their CB shares.

                As described in the registration statement, pursuant to the exchange offer, CPF will offer each CB shareholder the right to exchange each share of CB common stock , including shares under option as of December 31, 2002, for cash, for shares of CPF common stock or a combination of cash and CPF common stock subject to the overall limits of not more than approximately $88.3 million in cash being paid and approximately 7,974,829 shares of CPF common stock being issued in the transaction.  Consistent with CPF’s March 17th offer, based on the current value of CPF’s common stock, the value of the exchange offer is approximately 30% in cash and 70% in CPF stock.

                CPF’s obligation to acquire any shares of CB common stock pursuant to the exchange offer will be subject to numerous conditions including, without limitation, receipt of required regulatory and CB and CPF shareholder approvals, effectiveness of the registration statement, completion of due diligence on CB, and redemption or invalidation of CB’s Rights Agreement, or “poison pill.” Upon a successful completion of the exchange offer, CPF intends to take all legally required steps to merge CPF and CB on the same financial terms and conditions as will be provided in the exchange offer.

                CPF also announced that it has made the appropriate regulatory filings with the Board of Governors of the Federal Reserve and the Financial Institutions Division of the State of Hawaii Department of Commerce and Consumer Affairs for the approvals required for CPF to acquire CB. “These approvals are required whether we have a negotiated or a non-negotiated transaction,” said Arnoldus. “We are merely starting the regulatory clock running.”  CPF anticipates receipt of the required approvals within 60 to 90 days.

                Central Pacific Financial Corp. is a Hawaii-based bank holding company whose common stock is traded on The New York Stock Exchange under the symbol “CPF.” Central Pacific Bank, its subsidiary, is Hawaii’s third largest commercial bank with 24 branches statewide, including five supermarket branches and 77 ATMs statewide.  For additional information, please visit our web site at http://www.cpbi.com.

FORWARD LOOKING INFORMATION

                This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

                The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

                Additional factors that could cause CPF results to differ materially from those described in the forward-

looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

                With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

                Subject to future developments, CPF intends to file with the SEC a registration statement to register the CPF shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPF shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto.   Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC’s Internet web site at www.sec.gov.   The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPF by directing such request to:  Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808)544-0627.

                CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPF’s preliminary proxy statement on Schedule 14A, when filed.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

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